Exhibit 99.2

Guardforce AI Completes Conversion of $15.91 Million of Total Debt and Interest into Ordinary Shares at $5.40 Per Share

Conversion of debt to equity significantly improves the Company’s balance sheet

NEW YORK, NY / October 24, 2023 / Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ: GFAI, GFAIW), an integrated security provider specializing in secured logistics, Artificial Intelligence (AI) and Robot-as-a-Service (“RaaS”), is pleased to announce that it has completed the conversion of the Company’s $13.4 million of debt and $2.5 million of accrued and unpaid interest in exchange for 2,947,150 restricted ordinary shares at $5.40 per share on October 24, 2023. The conversion price represents an approximately 75% premium to yesterday’s closing price.

Lei (Olivia) Wang, Chairwoman and Chief Executive Officer of Guardforce AI, stated, “This debt-to-equity conversion is a strategic move to further strengthen our balance sheet as we continue to enhance and develop our robotic solutions and support our well-established secured logistics business. The lender has been our long-term partner since the Company’s inception and has consistently supported our business development efforts. With the conversion price set at a substantial premium to our current share price, we believe this transaction further demonstrates the lender’s confidence in our business outlook. Additionally, this opportunity was in the best interests of our shareholders as we have now preemptively addressed and satisfied next year’s large debt maturity while meaningfully reducing our overall leverage. We raised approximately $23 million gross proceeds in the first half of 2023 and we remain very excited about the prospects for the business.”

About Guardforce AI Co., Ltd.

Guardforce AI Co., Ltd. (NASDAQ: GFAI, GFAIW) is a global security solutions provider, building on its legacy secured logistic business, while expanding to integrated AI and Robot-as-a-Service (RaaS) business. With more than 40 years of professional experience and a strong customer foundation, Guardforce AI is developing RaaS solutions that improve operational efficiency, quickly establishing its presence in the Asia Pacific region, while expanding globally. For more information, visit www.guardforceai.com Twitter: @Guardforceai

Safe Harbor Statement

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Investor Relations:

David Waldman or Natalya Rudman

Crescendo Communications, LLC

Email: gfai@crescendo-ir.com

Tel: 212-671-1020

Guardforce AI Corporate Communications

Hu Yu

Email: yu.hu@guardforceai.com